

Mail Stop 3628

April 22, 2009

<u>Via Facsimile and U.S. Mail</u>

Stuart A. Sheldon, Esq.
Dow Lohnes PLLC
1200 New Hampshire Avenue, N.W.
Washington, DC 20036

> **Re: Cox Radio, Inc.**
> **Amendment No. 4 to Schedule TO-T/13E-3**
> **Filed April 20, 2009**
> **File No. 5-47385**

Dear Mr. Sheldon:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO/13E-3

1. Please amend the Offer to Purchase and redisseminate the updated and revised information.

2. We note your responses to comments two and three in our letter dated March 30, 2009 and that current officers will continue in their management positions and that three directors of Radio and also directors of Enterprise. With respect to these and any other continuing officers and directors, please address the factors described in Interpretive Response 201.01 of the Division's Compliance and Disclosure Interpretations. In your analysis, please identify each continuing

officer and director, specifically describe how each of the factors apply to each individual, and if applicable, quantify the information for each individual.

3. We note your response to comment four in our letter dated March 30, 2009. We note that you state that it was never the purpose of the stock repurchase programs to produce the effect in Rule 13e-3(a)(3)(ii)(B). Please revise to address whether the stock repurchases had a reasonably likelihood of producing the effect in Rule 13e-3(a)(3)(ii)(B). Refer to Q&A No. 4 in SEC Release 34-17719 (April 13, 1981).

4. Please advise us as to whether the stock repurchase program is an issuer tender offer and advise us as to whether Cox Radio is continuing to make repurchases under the program. Refer to Rule 13e-4.

Preliminary 2008 Appraisals, page 9

5. We note that the preliminary appraisals represented a higher valuation than the tender offer price. In an appropriate location, please address how you determined that the tender offer price was fair given the difference in value. Refer to Q&A No. 21 in SEC Release 34-17719. Please also revise to state when the 2008 appraisals will be completed.

Valuation Research Corporation, page 11

6. Please remove the disclaimer language in the last sentence of page 12.

Position of Enterprises and Media Regarding the Fairness of the Offer, page 12

7. We note your response to comment 10 in our letter dated March 30, 2009; however, we reissue our comment. Please revise to include the affirmative statement by each filing person as to the substantive and procedural fairness of the transaction to the unaffiliated shareholders of Cox Radio.

Valuation Research Corporation, page 11

8. Please remove the disclaimer language in the last sentence of page 12.

Discounted Cash Flow, page 17

9. We note your response to comment 15 in our letter dated March 30, 2009. Please revise to include the underlying data for this analysis.

Schedule B

10. Please continue to update the information in Schedule B. In addition, we note that you have included the average price information for Cox Radio's stock repurchases. Please revise to disclose the high and low prices at which shares were repurchased under the program for each month.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions